Exhibit 4.46

Cooperation Agreement

Party A: Kashi Dongfang Cangpin Culture Development Co., Ltd

Party B: Zhongcang Warehouse Co., Ltd

Party A and Party B hereby reach the following agreement on Party B providing specialized art collection custodianship and warehousing services to Party A through consultations and on the principle of equality, freewill and shared development.

I. Cooperation

1. Subject of cooperation

Party A is a comprehensive art collection company with rich operating experience in art collections and equipped with modern art collection custodianship and warehousing business system. Party B is an art collection warehousing and custodianship center equipped with modern art collection custodianship and warehousing business system.

Party A and Party B agree that the art collections operated by Party A will be kept in the custody of Party B’s warehouse where Party B will provide custodianship and warehousing services for art collections and both parties jointly develop a system and conduct system interfacing for cooperation by making full use of respective resources.

2. Cooperation mode:

1) Party A shall provide the subject matter of warehousing.

2) Party B shall solicit art collections, make public announcements of verification and custodianship, and provide verification and custodianship of artworks and artwork warehousing management, among others.

3. Profit distribution

Party B shall charge the warehousing fee for the products at the rate of 2% per piece of the first sold price of such product on the online platform of China International Assets and Equity of Artworks Exchange Limited

II. Each party’s rights and obligations

1. Party A’s rights and obligations

1) Party A has the right to examine the status of warehoused inventory at any time and from time to time.

2) Party A has the right to raise improvement requirements for deficiencies found in the actual operations of Party B, whereupon Party B shall make express response to the improvements requested by Party A and take corresponding measures within one week.

3) Where the enactment of or change to the related rules and regulations of Party A during the term of this contract involves the operation and service provision of Party B, Party A shall so notify Party B in writing promptly, failing which Party B will not be liable in any manner.

4) Party A shall notify Party B one month in advance of its intention to remove its goods from the warehouse in order for Party B to make sufficient preparation for removal from warehouse.

2. Party B’s rights and obligations:

1) Party B shall establish the verification and custodianship center and complete its rules and regulations.

2) Party B shall provide service requirements and endeavor to provide support conducive to the performance of services set forth herein.

3) While the art collections is in Party Bs custody, Party B shall ensure the quality of collections is not damaged and shall procure sufficient commercial insurance for the art collections.

4) Party B shall take stock of art collections on a regular basis to ensure the goods are intact and the quantities thereof accurate, whereupon Party B shall promptly submit the inventorying reports to Party A for reconciliation.

5) Party B shall be solely responsible for any and all direct and indirect economic losses incurred to Party A due to the fault of Party B.

III. Others

1. Expiration and termination

Either party who intends to terminate this agreement shall do so in writing only; the request for termination of this agreement shall be filed to the other party six months in advance and, subject to mutual consent of both parties to termination, both parties shall deliver to each other the materials and articles, failing which either party at fault shall be held liable for default.

Whereas the cooperation contemplated hereunder is considerably innovative and might be subject to laws and regulations and requirements of government and regulatory authorities, if both parties are rendered unable to perform this agreement due to the change to the laws and regulations, requirements, approval or consent of government or regulatory authorities, both parties have the right to terminate this agreement without being liable to each other for default. In case of resulting material effects on performance of this agreement, both parties may terminate this agreement with mutual consent.

2. Liabilities for default:

1) Party B has the right to terminate this agreement if this agreement cannot be performed in full or in part due to Party A’s failure to perform this agreement for its own reasons. In such case, Party A shall pay Party B liquidated damages of 500,000 Yuan.

2) Party A has the right to terminate this agreement if this agreement cannot be performed in full or in part due to Party B’s failure to perform this agreement. In such case, Party B shall pay Party A liquidated damages of 500,000 Yuan.

3. Confidentiality

Unless as otherwise specified by applicable laws and regulations and other normative legal documents or required by competent government or regulatory authorities, neither party may disclose to any third party any confidential information in connection with execution and performance of this agreement without the prior written consent of the other party, except to respective attorneys or other intermediaries engaged by it. This section shall remain valid within two years of expiration or early termination of this agreement.

4. Further provisions

If either party is rendered unable to perform the related terms of this agreement due to such force majeure as government policy and regulatory measures, both parties may execute supplementary agreements with respect to the affected terms through further consultations.

Any matters not specified herein shall be agreed upon by both parties in the spirit of mutual benefit and friendly consultations and incorporated into this agreement in the form of memo or annex; the memos or annexes hereto shall bear the same legal effect as this agreement.

If any dispute arising hereunder cannot be resolved by both parties through consultations, either party has the right to sue to the people’s court having competent jurisdiction over the place of the other party.

This agreement is made in quadruplicate, two copies for each party and each copy bearing the same legal effect, and this agreement will take effect upon being sealed by both parties or signed by legal representatives of both parties.

IV. Term

The term of this agreement shall commence from the effective date hereof and expire on December 31, 2024. If both parties intend to continue the cooperation contemplated hereunder prior to the expiration of this agreement, both parties shall discuss the subsequent cooperation on the basis of this agreement and execute another cooperation agreement three months prior to the expiration of this agreement.

(The following is intentionally left blank)

Party A: Kashi Dongfang Cangpin Culture Development Co., Ltd (seal):

Authorized representative:

Date: 1/1/2022

Party B: Zhongcang Warehouse Co., Ltd (seal):

Authorized representative:

Date: 1/1/2022

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